Exhibit 99.1

NOVAGOLD RESOURCES INC.

First Quarter 2013
Interim Condensed Consolidated Financial Statements

February 28, 2013

(Unaudited)

NOVAGOLD RESOURCES INC.
Q1 2013

Condensed Consolidated Balance Sheets
(Unaudited)

in thousands of Canadian dollars
	February 28, 2013 $	November 30, 2012 $
Assets
Current assets
Cash and cash equivalents	309,345	253,037
Accounts and notes receivable	2,174	2,017
Prepaid expenses and deposits	788	1,100
	312,307	256,154
Non-current assets
Equity investment – Donlin Gold (note 3)	3,555	4,028
Equity investment – Galore Creek (note 4)	377,562	379,338
Notes and other receivables	7,882	7,673
Investments	2,803	2,883
Investment tax credits	3,221	3,221
Other assets	2,333	2,329
Total assets	709,663	655,626

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,183	5,669
Convertible notes (note 5)	76,732	71,997
Embedded derivative liability – convertible notes (note 5)	19,338	17,820
Derivative liability – warrants (note 6)	–	15,179
Other liabilities	1,124	994
	101,377	111,659
Non-current liabilities
Promissory note (note 3)	71,162	67,670
Other liabilities	155	254
Total liabilities	172,694	179,583

Shareholders’ equity
Share capital (note 7)	1,982,799	1,518,981
Contributed surplus	7,914	7,935
Warrants (note 7)	–	391,574
Share-based payments (note 7)	59,099	54,234
Accumulated deficit	(1,516,258)	(1,502,476)
Accumulated other comprehensive income (loss)	3,415	5,795
Total equity	536,969	476,043
Total liabilities and equity	709,663	655,626
Commitments (notes 3, 4 and 10)

(See accompanying notes to condensed consolidated financial statements)

These condensed consolidated financial statements are authorized for issue by the Board of Directors on April 9, 2013. They are signed on the Company’s behalf by:

/s/ Gregory A. Lang, Director                                                      /s/ Anthony Walsh, Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Q1 2013

Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
in thousands of Canadian dollars,
except for per share and share amounts
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Salaries and severance	1,365	3,225
Salaries – share-based payments (note 7)	5,526	10,088
General and administrative	972	1,515
Professional fees	826	1,054
Corporate development and communication	311	72
Project care and maintenance	–	2,574
Mineral property expenses	–	907
Decommissioning expense	–	1,651
Foreign exchange gain	(7,883)	(1,411)
Share of losses – Donlin Gold (note 3)	2,986	3,623
Share of losses – Galore Creek (note 4)	2,482	4,065
Other (gain) loss	(9)	25
Operating loss	6,576	27,388

Finance income (note 12)	(209)	(629)
Finance expense (note 12)	4,120	3,805
Finance costs – net	3,911	3,176

Loss (gain) on embedded derivative liability (note 5)	840	(27,778)
Loss (gain) on derivative liability (note 6)	2,455	(18,543)
	3,295	(46,321)
Income (loss) before income taxes	(13,782)	15,757
Income tax recovery	–	1,012
Income (loss)	(13,782)	16,769

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments	(79)	2
Exchange gain (loss) on translating foreign subsidiaries	(2,301)	2,612
Income tax recovery	–	3
	(2,380)	2,617
Comprehensive income (loss)	(16,162)	19,386

Income (loss) per share (note 8)
Basic	(0.05)	0.07
Diluted	(0.05)	(0.01)

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD RESOURCES INC.
Q1 2013

Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

in thousands of Canadian dollars, except share amounts
	Share capital						Accumulated other comprehensive income $
	Shares (thousands)	Amount $	Contributed surplus $	Warrants $	Share based payments $	Accumulated deficit $		Total $
Balance, November 30, 2012	279,918	1,518,981	7,935	391,574	54,234	(1,502,476)	5,795	476,043
Loss for the period	-	-	-	-	-	(13,782)	-	(13,782)
Other comprehensive loss	-	-	-	-	-	-	(2,380)	(2,380)
Exercise of options	4	7	-	-	(7)	-	-	-
Exercise of warrants	36,529	463,067	-	(391,574)	-	-	-	71,493
Issued for vested Performance share unit (PSU)	166	744	-	-	(654)	-	-	90
Excess value over fair value - PSU	-	-	(21)	-	-	-	-	(21)
Share-based payments	-	-	-	-	4,326	-	-	4,326
PSU expense	-	-	-	-	1,137	-	-	1,137
Deferred share unit (DSU) grants	-	-	-	-	63	-	-	63
Balance, February 28, 2013	316,617	1,982,799	7,914	-	59,099	(1,516,258	3,415	536,969
Shares held by a wholly- owned subsidiary	9	-	-	-	-	-	-	-
Balance, February 28, 2013	316,626	1,982,799	7,914	-	59,099	(1,516,258	3,415	536,969

Balance, November 30, 2011	239,976	1,288,917	8,629	440,221	38,013	(1,618,839	61,405	218,346
Net income for the period	-	-	-	-	-	16,769	-	16,769
Other comprehensive income	-	-	-	-	-	-	2,617	2,617
Issued pursuant to financing	35,000	316,417	-	-	-	-	-	316,417
Exercise of options	158	193	-	-	(193)	-	-	-
Exercise of warrants	2,492	34,830	-	(31,147)	-	-	-	3,683
Issued for vested PSU	87	177	-	-	(317)	-	-	(140
Excess value over fair value PSU	-	-	(491)	-	-	-	-	(491)
Share-based payments	313	2,887	-	-	8,385	-	-	11,272
PSU expense	-	-	-	-	559	-	-	559
DSU grants	-	-	-	-	43	-	-	43
Balance, February 29, 2012	278,026	1,643,421	8,138	409,074	46,490	(1,602,070)	64,022	569,075
Shares held by a wholly- owned subsidiary	9	-	-	-	-	-	-	-
Balance, February 29, 2012	278,035	1,643,421	8,138	409,074	46,490	(1,602,070)	64,022	569,075

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD RESOURCES INC.
Q1 2013

Condensed Consolidated Statements of Cash Flows
(Unaudited)

in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Cash flows used in operating activities
Income (loss)	(13,782)	16,769
Items not affecting cash
Depreciation	10	137
Provision for decommissioning liabilities	–	1,651
Deferred income tax recovery	–	(1,015)
Finance costs	4,042	3,262
Foreign exchange gain	(8,102)	(4,436)
Share-based payments	5,526	10,088
Loss (gain) on derivative liability	2,455	(18,542)
Loss (gain) on embedded derivative liability	840	(27,778)
Share of losses – Donlin Gold (note 3)	2,986	3,623
Share of losses – Galore Creek (note 4)	2,482	4,065
Cash funding – Donlin Gold (note 3)	(2,462)	(3,420)
Cash funding – Galore Creek (note 4)	(706)	(1,591)
Payroll and withholding tax on issuance of performance share units	(583)	(630)
Net change in non-cash working capital
Decrease in accounts receivable, prepaid expenses and deposits	145	18
Decrease in accounts payable and accrued liabilities, other liabilities	(2,158)	(6,850)
	(9,307)	(24,649)
Cash flows from financing activities
Proceeds from issuance of common shares – net	–	316,417
Proceeds from warrant exercises – net	54,014	3,683
	54,014	320,100
Cash flows used in investing activities
Increase in reclamation bonds	–	(13,625)
	–	(13,625)
Effect of foreign exchange rate on cash & cash equivalents	11,601	178
Increase in cash and cash equivalents during the period	56,308	282,004
Cash and cash equivalents – beginning of the period	253,037	60,572
Cash and cash equivalents – end of the period	309,345	342,576

Supplemental disclosure
Interest received	131	86

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements

1 Nature of operations

NOVAGOLD RESOURCES INC. (“NOVAGOLD” or “the Company”) was incorporated under the Companies Act (Nova Scotia) on December 5, 1984. NOVAGOLD is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Gold project in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership (“Galore Creek Partnership” or “the Partnership”) owned equally by wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited.

The Company is listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange-MKT (formerly NYSE-AMEX) under the symbol NG. The Company’s head office is located at Suite 2300 – 200 Granville Street, Vancouver, BC, Canada V6C 1S4.

2 Basis of preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (IASB). These interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the year ended November 30, 2012. In particular, the Company’s significant accounting policies were presented in Note 3 of the consolidated financial statements for the year ended November 30, 2012, and have been consistently applied in the preparation of these interim financial statements. These interim financial statements were authorized for issuance by the Board of Directors on April 9, 2013.

3 Equity investment - Donlin Gold

On December 1, 2007, together with Barrick Gold U.S. Inc., the Company formed a limited liability company (“Donlin Gold LLC”) to advance the Donlin Gold project in Alaska. Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Gold LLC require the approval of both companies.

Under IAS 31, the Company determined that Donlin Gold LLC is a jointly controlled entity and chose to account for its investment in Donlin Gold LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor's pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The investment in Donlin Gold LLC is accounted for using the equity method as follows:

in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Balance – beginning of the period	4,028	2,596
Share of losses:
Depreciation	(54)	(28)
Mineral property expenditures	(2,932)	(3,595)
	(2,986)	(3,623)
Cash funding	2,462	3,421
Foreign exchange	51	(93)
Balance – end of the period	3,555	2,301

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements
The Company’s share of commitments contracted by Donlin Gold LLC at February 28, 2013 was $3.0 million.

As part of the Donlin Gold LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing  50% of Barrick’s expenditures of US$128.6 million at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of NOVAGOLD’s share of future mine production cash flow. The Company has recorded US$17.4 million in accrued interest since the inception of the promissory note. As of February 28, 2013, the promissory note had a carrying value of $71.2 million (US$69.0 million). Interest of US$0.9 million (2012: US$0.8 million) for the three months ended February 28, 2013 was expensed. Both parties are currently sharing development costs on a 50/50 basis.

4 Equity investment – Galore Creek

The Galore Creek Partnership was formed in May 2007 to advance the Galore Creek project in British Columbia, Canada, with Teck Metals Ltd (Teck). Under the partnership agreement (as amended), Teck funded costs for the Galore Creek project of approximately $373.3 million in order to earn a 50% interest in the Galore Creek project, at which point the Company and Teck have equally funded all costs for the Galore Creek project.

For the period ended February 28, 2013, the Company and Teck each contributed $0.7 million. The Galore Creek Partnership is a jointly controlled entity under IAS 31 accounted for under the equity method of accounting.

The investment in the Galore Creek project is accounted for using the equity method as follows:

in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Balance – beginning of the period	379,538	386,524
Share of losses:
Depreciation	(1,620)	(1,620)
Care and maintenance expense	(508)	(733)
Mineral property expenditures	(354)	(1,712)
	(2,482)	(4,065)
Cash funding	706	1,591
Balance – end of the period	377,562	384,050

The Company’s share of commitments contracted by the Galore Creek Partnership’s operating entity, the Galore Creek Mining Corporation, at February 28, 2013 is $0.9 million.

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements

5 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating US$2.9 million ($3.5 million), for net proceeds of US$ 92.2 million ($93.2 million). Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The conversion rate and accordingly the number of shares issuable were adjusted as a result of the NovaCopper spin out which reduced the conversion rate from US$10.61 to US$9.656 per common share. A total of 9,838,442 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest (“Put option”). Due to the Put option, the Company does not have the unconditional right to defer settlement of the liability for more than 12 months as at February 28, 2013 and as such has recorded the instrument, comprising the embedded derivative and the convertible notes as a current liability on the Balance Sheet.

As the conversion price of the Notes is denominated in U.S. dollars, a currency different from the functional currency of the Company, an embedded derivative is recognized as a liability. The embedded derivative is recorded at fair value and re-measured each period with the movement being recorded as a gain or loss in consolidated income (loss). The Notes are classified as a liability, less the portion relating to the embedded derivative feature. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 18.06% rate implicit in the calculation, the difference of $43.7 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Balance, beginning of the period	71,997	66,880
Accretion expense	1,930	1,647
Foreign exchange revaluation	2,805	(2,054)
Balance, end of the period	76,732	66,473

The fair value of the embedded derivative is composed of the conversion feature of the Note and the Put option.  The conversion feature is valued using the Black-Scholes pricing model and is considered a Level 3 financial instrument in the fair value hierarchy as the value model has significant unobservable inputs.  The Put option is assessed as difference between the fair value of the Note on February 28, 2013 and discounted value of the cash flows resulting from the potential exercise of the put option of US$ 95.0 million on February 28, 2013 at the effective interest rate of 18.06%.

	in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Balance, beginning of the period	17,820	58,660
Loss (gain) on embedded derivative liability	840	(27,778)
Foreign exchange revaluation	678	(1,172)
Balance, end of the period	19,338	29,710

6 Derivative liability – warrants

The Company’s functional currency is the Canadian dollar and it had issued and outstanding warrants with an exercise price denominated in U.S. dollars. The Company determined that such warrants with an exercise price denominated in a currency that is different from the entity’s functional currency were classified as a derivative liability based on the evaluation of the warrant’s settlement provisions, and carried at their fair value. Any changes in the fair value from period to period have been recorded as a gain or loss in the consolidated income (loss).

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements

In January 2011, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The expiry date remained unchanged at January 21, 2013. The terms of the remaining 5.1 million warrants were unchanged. The conversion of the currency denomination on these warrants permanently crystallized the fair value of these warrants, for purposes of determining future transfers to share capital upon exercise of these warrants. In the first quarter of 2013, all of NOVAGOLD’s warrants were exercised and the Company realized a loss on derivative liability of $2.5 million for the three months ended February 28, 2013.

in thousands of Canadian dollars
	February 28, 2013 $	February 29, 2012 $
Balance, beginning of the period	15,179	54,819
Loss (gain) on derivative liability for the period	2,455	(18,543)
Foreign exchange revaluation	(155)	(1,255)
Conversion of warrants to equity	(17,479)	-
Balance, end of the period	-	35,021

7 Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series

(a)	Share capital

In December 2012, the Company issued 169,361 shares to its employees: 166,452 shares for the vesting of PSUs which included 81,310 PSUs granted to an outgoing executive that vested immediately upon grant and 2,909 shares for option exercises.  The Company also issued 31,337,278 shares to a major shareholder of the Company upon exercise of certain outstanding warrants, for which the Company received proceeds of $46.3 million (US$46.6 million).

In January 2013, the Company issued 5,192,308 shares for the remaining U.S. dollar warrants.  The Company received proceeds of $7.7 million (US$7.8 million) and realized a fair value of $17.5 million and was accounted for as share capital.

(b)	Stock options

NOVAGOLD has a stock option plan providing for the granting of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single holder may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost over the tranche’s vesting period, over the respective vesting period for the stock options.

For the period ended February 28, 2013, the Company granted 3,067,500 (2012: 2,557,150) stock options at a weighted average fair value of $4.38 (2012: $11.11). For the period ended February 28, 2013, 5,900 options were exercised at a weighted average exercise price of $2.23 and the weighted average share price for all options exercised in the period was $4.37. As at February 28, 2013, there were 2,239,329 non-vested options outstanding with a weighted average exercise price of $6.75; the non-vested stock option expense and PSU expense not yet recognized was $8.6 million (2012: $8.5 million) to be recognized over the next two years.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model are as provided below.

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements
in thousands of Canadian dollars
	Three months ended February 28, 2013	Three months ended February 29, 2012
Weighted average share price	$4.38	$11.11
Average risk-free interest rate	1.11% - 1.18%	0.99%
Exercise price	$4.38	$11.11
Expected life	3.0 years	3.0 years
Expected volatility	57%	66%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

(c)	Warrants

During the periods ended February 28, 2013 and 2012, 36,529,586 and 2,491,600 share purchase warrants were exercised for total proceeds of $54.0 million and $3.7 million, respectively.  As at February 28, 2013 there were no warrants outstanding.

(d)	Performance share units

The Company has a PSU plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive a common share of the Company at the end of a specified period. The Compensation Committee may adjust the number of common shares for the achievement of certain performance and vesting criteria. The performance criteria are established by the Compensation Committee and are typically based on the Company’s performance relative to a representative group of other mining companies. The actual performance against the criteria generates a multiplier that varies from 0% to 150%. Thus, the common shares that may be issued vary between 0% and 150% of the number of PSUs granted. The number of PSUs outstanding is reduced when participants leave the Company before the vesting date.

For the period ended February 28, 2013, the Company recognized a share-based payment charge against income of $1.1 million (2012: $0.5 million) for PSUs vested to employees.

(e)	Deferred share units

The Company has a DSU plan that provides for the issuance of DSUs in amounts where the Directors can elect to receive half of their annual retainer in cash and half in DSUs or 100% of their annual retainer in DSUs. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the period ended February 28, 2013, the Company recognized a share-based payment charge against income of $0.06 million (2012: $0.04 million) for the DSUs granted to directors during the period.

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements

8 Income (loss) per common share

Basic income (loss) per common share is computed by dividing income (loss) available to the Company’s common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed similarly except the weighted average common shares are increased to reflect all dilutive instruments.

in thousands of Canadian dollars,
except for per share and share amounts
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Income (loss) for the period	(13,782)	16,769
Less: Gain on derivative liability (a)	n/a	(18,543)
Less: Foreign exchange gain on derivative liability (a)	n/a	(1,255)
Diluted loss for the period	(13,782)	(3,029)

Weighted average common shares
Basic	303,126	249,997
Effect of warrants (a)	n/a	4,367
Diluted	303,126	254,364

Income (loss) per common share
Basic	(0.05)	0.07
Diluted	(0.05)	(0.01)

(a) The effect was anti-dilutive for the period ended February 28, 2013 and therefore not applicable.

9 Related party transactions

Services rendered

During the period ended February 28, 2013, the Company provided exploration and management services to the following:  US$88,000 (2012: US$50,000) to Donlin Gold LLC; office rental and services totaling $111,700 (2012: $250,000) to the Galore Creek Partnership; and management and office administration services totaling $112,500 (2012: Nil) to NovaCopper, a company having seven common directors and common shareholders.

At February 28, 2013, the Company had $0.1 million receivable from NovaCopper and $4.4 million receivable from Galore Creek Partnership.

Directors and Key management compensation

Key management includes the directors and executive officers of the Company which includes the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President & General Counsel, and the Chief Operating Officer.  The compensation paid or payable to key management for services is shown below:
in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Salaries and other short-term employee benefits	486	1,162
Share-based payments	4,707	3,500
Share-based payments – inducement	651	1,890
Total	5,844	6,552

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements

10 Commitments

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s offices and certain office equipment with commitments ranging from one to five years. The future minimum lease payments as at February 28, 2013 are approximately as follows.

in thousands of Canadian dollars
February 28, 2013 $
2013	494
2014	709
2015	794
2016	912
2017	735
Total	3,644

The Company has a sublease for an office location and the future minimum sublease payments expected to be received as at February 28, 2013 are approximately as follows:

in thousands of Canadian dollars
February 28, 2013 $
2013	196
2014	270
2015	270
2016	270
2017	203
Total	1,209

11 Segmented information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer that makes strategic decisions. The Company has one operating segment in exploration and development of mineral properties. The Chief Executive Officer considers the business from a geographic perspective considering the performance of our business units. Segment information is provided on each of the material projects individually in Notes 3 and 4.

12 Net finance costs

in thousands of Canadian dollars
	Three months ended February 28, 2013 $	Three months ended February 29, 2012 $
Interest received from cash deposits	(131)	(86)
Accretion from note receivable (note 6)	(78)	(543)
	(209)	(629)
Interest on promissory note (note 3)	887	855
Interest on convertible notes (note 5)	1,303	1,303
Accretion on convertible notes (note 5)	1,930	1,647
	4,120	3,805
Total	3,911	3,176

NOVAGOLD RESOURCES INC.
Q1 2013

Notes to Condensed Consolidated Financial Statements

13 Subsequent events

On April 2, 2013, the Company notified holders of its outstanding 5.5% unsecured senior convertible notes due May 1, 2015 that they have the option to require NOVAGOLD to purchase for cash, all or a portion of their notes on May 1, 2013.

NOVAGOLD RESOURCES INC.
Q1 2013